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Exhibit 99.12

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
Contacts:                  Jerry B. Hook, Ph.D.                           William McCulloch, M.B.,Ch.B.,F.R.C.P.(glasg.),D.R.C.O.G.
                           President & CEO                                Senior VP, Research & Development
                           Sparta Pharmaceuticals, Inc.                   Sparta Pharmaceuticals, Inc.
                           (215) 442-1700, Ext. 205                       (919) 361-3462
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FOR IMMEDIATE RELEASE

  Sparta Pharmaceuticals, Inc. Announces Progress of Asulacrine Trials in U.K.

       Horsham, PA, March 4, 1997, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAU, SPTAW, SPTAZ and SPTAL) announces that their collaborators in the United Kingdom, the Cancer Research Campaign (CRC) have reported that the oral bioavailability of asulacrine is sufficient to allow further development of that formulation. The previous Phase I trial, which used an intravenous formulation, was completed in late 1995, but toxicity of the i.v. formulation to veins led to the development of the current oral form. Sparta anticipates that an abbreviated oral Phase I will quickly be followed by Phase II trials in light of the new information.

According to Dr. William McCulloch, Sparta's Senior Vice President of Research and Development, "These results are encouraging. This documentation of oral bioavailability should allow us to proceed with Phase I and II trials in the near future."

"We are pleased with these results provided by our partners in this effort and look forward to efficacy trials in breast and non-small cell lung cancer in the near future," said Dr. Jerry B. Hook, President and Chief Executive Officer of Sparta. Breast and lung cancer are the two most common forms of cancer, with approximately 186,000 and 177,000 people diagnosed per year, respectively, in the United States.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors including, uncertainties inherent in the drug development process, including clinical trials. The company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases, including cancer, cardiovascular disorders and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, anticancer agents. Sparta's foundation in cancer chemotherapy has recently been augmented by the addition of new technology in the rapidly expanding field of serine protease inhibitors. Serine protease inhibitors have wide applications in diverse fields such as inflammation, reperfusion injury and stroke.